Exhibit 21

Cygne Designs, Inc. and Subsidiaries

Subsidiaries of Cygne Designs, Inc.

Subsidiary	Jurisdiction of Organization or Incorporation

Cygne Guatemala, S.A.	Guatemala

MBS Internacional, S.A.	Guatemala

JMB Internacional, S.A.	Guatemala

M.T.G. I.-Textile Manufacturers Group (Israel) Ltd.	Israel

Cygne Group (F. E.) Limited	Hong Kong

MBS (Cygne) Company	Delaware